UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 333-274448

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Fenbo Holdings Limited, a Cayman Islands exempted company (the “Company”) is furnishing this Form 6-K to provide results for the six months ended June 30, 2025 in connection with the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025.

Financial Highlights - Fiscal Year 2025 First Half Financial Results Compared to Fiscal Year 2024 First Half Financial Results

●	Revenues were HK$42.7 million for the six months ended June 30, 2025, a decrease of HK$24.2 million or 36.2% from HK$66.9 million for the six months ended June 30, 2024;

●	Gross profit was HK$6.5 million for the six months ended June 30, 2025, or 15.2% of revenues compared to HK$14.9 million, or 22.3% of revenues for the six months ended June 30, 2024;

●	Net loss was HK$3.8 million for the six months ended June 30, 2025, compared to HK$1.9 million for the six months ended June 30, 2024;

●	Basic and diluted loss per share (“EPS”) was HK$0.35 per share for the six months ended June 30, 2025 compared to HK$0.17 per share for the six months ended June 30, 2024; and

●	Cash and cash equivalents were HK$28.3 million as of June 30, 2025, a 2.9% increase from HK$27.5 million as of December 31, 2024.

Appointment of New Officers and Directors

On April 25, 2025, Ms. Wang Xuefei, who is also a director of the Company, was appointed as the Company’s new Chief Financial Officer.

Change in the Company’s Authorized Share Capital

By a special resolution passed on the Company’s extraordinary general meeting on September 29, 2025, the Company’s authorized share capital changed from US$30,300 divided into 303,000,0000 shares comprising 300,000,000 ordinary shares of par value of US$0.0001 each and 3,000,000 preference shares of par value of US$0.0001 each, to US$30,000 divided into 303,000,000 shares comprising 285,000,000 class A ordinary shares of par value of US$0.0001 each and 18,000,000 class B ordinary shares of par value of US$0.0001 each.

Re-designation and Re-classification of the Company’s Ordinary Shares

By a special resolution passed on the Company’s extraordinary general meeting on September 29, 2025, the Company’s ordinary shares be re-designated and re-classified as follows:

a)	the 8,000,000 issued ordinary share of par value of US$0.0001 each in the capital of the Company registered in the name of LMIL be redesignated as 8,000,000 issued class B ordinary shares of US$0.0001 each (the “ Class B Ordinary Shares”), having 20 votes each Class B ordinary share.
b)	the remaining 3,062,500 issued ordinary shares of par value of US$0.0001 each in the capital of the Company registered in the names of various shareholders be redesignated as 3,062,500 issued class A ordinary shares of US$0.0001 each (the “Class A Ordinary Shares”), having one vote each Class A ordinary share.
c)	the 281,937,500 authorized but unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be redesignated as 281,937,500 authorized but unissued Class A Ordinary Shares.
d)	the 7,000,000 authorized but unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be redesignated as 7,000,000 authorized but unissued Class B Ordinary Shares.
e)	the 3,000,000 authorized but unissued preference shares of par value of US$0.0001 each in the capital of the Company be redesignated as 3,000,000 authorized but unissued Class B Ordinary Shares.

The following table shows our Statement of Operations data for the six-month periods ended June 30, 2025 in HK$ and US$, and 2024 in HK$. For further information regarding the results of our operations, see our unaudited interim condensed consolidated financial statements appearing elsewhere in this report on Form 6-K.

Unaudited Financial Results for the Six Months Ended June 30, 2025 and 2024

	For the six months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2025
	HK$’000	HK$’000	US$’000

Revenues	66,887	42,695	5,439
Cost of sales	(51,948)	(36,203)	(4,612)
Gross profit	14,939	6,492	827
Operating expenses:
Selling and marketing expenses	(1,106)	(685)	(87)
General and administrative expenses	(16,050)	(9,414)	(1,199)
Total operating expenses	(17,156)	(10,099)	(1,286)
Loss from operations	(2,217)	(3,607)	(459)
Other income (expenses):
Exchange gain, net	216	-	-
Interest income	253	25	3
Interest expense	(304)	(479)	(61)
Government grant	140	-	-
Other income, net	87	235	30
Total other income (expenses), net	392	(219)	(28)
Loss before tax expense	(1,825)	(3,826)	(487)
Income tax expense	(76)	-	-
Net loss	(1,901)	(3,826)	(487)
Other comprehensive income
Foreign currency translation loss, net of taxes	(600)	(520)	(66)

Total comprehensive loss	(2,501)	(4,346)	(553)

Loss per share attributable to ordinary shareholders
Basic and diluted (cents)	(17.19)	(34.59)	(4.40)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	11,057,005	11,062,500	11,062,500

Revenues

Revenue decreased substantially by HK$24.2 million, or 36.2%, to HK$42.7 million (US$5.4 million) for the six months ended June 30, 2025 compared to HK$66.9 million for the same period in 2024 primarily because the trade war between the United States and China resulted in a significant increase in trade tariff on our hair style products exported from China and in return significantly decreased purchases of our products manufactured in China, in turn, led to a material reduction in customer orders.

Cost of sales

Cost of sales includes cost of raw materials (such as costs of electrical components, packaging materials, metal materials, plastic particles, and painting materials), direct labor (including wages and social security contributions), manufacturing overhead (such as consumables, depreciation, direct rental expense and utilities) and other taxes. We currently do not hedge our raw materials position, and we closely monitor raw material price trends to manage our production needs.

For the six months ended June 30, 2025, cost of sales decreased to HK$36.2 million (US$4.6 million), representing a decrease by 30.3% or HK$15.7 million from HK$51.9 million in the same period in 2024. The decrease in cost of sales was in line with the decrease in our revenue during the same period.

Gross profit

As a result of the foregoing, gross profit for the six months ended June 30, 2025 was HK$6.5 million (US$0.8 million), a decrease of HK$8.4 million or 56.4% from HK$14.9 million for the same period in 2024 primarily due to the decrease of the sale of our hair style products.

Selling and marketing expenses

Major components of selling and marketing expenses includes packaging expenses, transportation costs and custom declarations. For the six months ended June 30, 2025, selling and marketing expenses decreased by HK$0.4 million to HK$0.7 million (US$0.1 million) from HK$1.1 million in the same period in 2024. The decrease was mainly due to a decrease in overall level of shipping of products.

General and administrative expenses

General and administrative expenses primarily consist of staff costs for our accounting and administrative support personnel and executives, depreciation, office and insurance expenses, motor vehicles and travelling expenses, stamp duty and other taxes, utility expenses, office rental and management fee, legal and professional fee and auditor’s remuneration and others. General and administrative expenses decreased by HK$6.7 million from HK$16.1 million for the six months ended June 30, 2024 to HK$9.4 million (US$1.2 million) for the six months ended June 30, 2025. This decrease was mainly due to the decrease in (i) staff costs and insurance expenses to provide support for the business expansion, (ii) directors’ renumeration and related expenses and (iii) legal and professional fees for post-listing compliance during the six months ended June 30, 2025.

Loss from operations

The loss from operations increased by 63.6% or HK$1.4 million to HK$3.6 million (US$0.5 million) for the six months ended June 30, 2025 from HK$2.2 million for the same period in 2024. The deterioration in the financial performance from operations during the six months ended June 30, 2025 were primarily due to the combined effects of the decrease in gross profit of HK$8.4 million, partially offset by the decrease in selling and marketing expenses of HK$0.4 million and the decrease in general and administrative expenses of HK$6.7 million during the six months ended June 30, 2025.

Total other income (expenses), net

Total other income (expenses), net includes exchange gain and loss, sundry income, government grant, bank interest income and bank loan interest expense. For the six months ended June 30, 2025, other expenses, net increased by HK$0.6 million to HK$0.2 million (US$0.03 million) from other income, net of HK$0.4 million in the same period in 2024. The increase was mainly due to the decrease in exchange gain, net of HK$0.2 million, interest income of HK$0.2 million and the interest expenses of HK$0.2 million recognized during the six months ended June 30, 2025.

Net loss

The net loss increased by HK$1.9 million from HK$1.9 million for the six months ended June 30, 2024 to HK$3.8 million (US$0.5 million) for the six months ended June 30, 2025. The increase in the net loss was mainly attributable to the cumulative effect of the reasons set out above.

Loss per Share - Basic and Diluted

Loss per basic and diluted share for the six months ended June 30, 2025 was HK$0.35, compared to a loss per basic and diluted share of HK$0.17 for the comparable period of 2024.

Liquidity and Capital Resources

The Company financed its daily operations and business development through cash generated from the operations of AIL, FIL, and FPPF and other sources. As of June 30, 2025 and 2024, its cash balance was HK$28.3 million (US$3.6 million) and HK$25.9 million, respectively.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the six months ended June 30,
	2024	2025	2025
	HK$’000	HK$’000	US$’000
Net cash (used in) provided by operating activities	(23,299)	3,502	447
Net cash used in investing activities	(37)	(47)	(6)
Net cash provided by (used in) financing activities	2,769	(2,676)	(341)

Cash Flows

The following summarizes the key components of our cash flows for the six months ended June 30, 2025 and 2024:

Cash (used in) provided by operating activities

For the six months ended June 30, 2025, net cash provided by operating activities of HK$3.5 million (US$0.4 million) was primarily the result of the net loss of HK$3.8 million (US$0.5 million) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.3 million (US$34,000), amortization of right to use assets of HK$3.7 million (US$0.5 million) and interest on lease liabilities of HK$0.3 million (US$35,000). Change in operating activities mainly included decrease in accounts receivable of HK$7.1 million (US$0.9 million), decrease in inventories of HK$2.0 million (US$0.3 million), decrease in prepaid expenses and other current assets of HK$0.2 million (US$31,000) and offset by decrease in account payables of HK$1.8 million (US$0.2 million), payment on lease of HK$3.7 million (US$0.5 million) and decrease in other payables and accrued liabilities of HK$0.7 million (US$0.1 million).

For the six months ended June 30, 2024, net cash used in operating activities of HK$23.3 million was primarily the result of the net loss of HK$1.9 million as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.3 million, amortization of right to use assets of HK$2.7 million and interest on lease liabilities of HK$60,000. Change in operating activities mainly included increase in account payables of HK$2.8 million, and offset by an increase in accounts receivable of HK$14.6 million and payment on lease of HK$3.2 million, decrease in other payables and accrued liabilities of HK$4.2 million, increase in inventories of HK$1.0 million, increase in prepaid expenses and other current assets of HK$4.3 million.

Cash used in investing activities

For the six months ended June 30, 2025, net cash used in investing activities was HK$47,000 (US$6,000) for the purchase of property, plant, and equipment.

For the six months ended June 30, 2024, net cash used in investing activities was HK$37,000 for the purchase of property, plant, and equipment.

Cash provided by (used in) financing activities

For the six months ended June 30, 2025, net cash used in financing activities of HK$2.7 million (US$0.3 million) was mainly due to the advances to related parties of HK$2.7 million (US$0.3 million).

For the six months ended June 30, 2024, net cash from financing activities of HK$2.8 million was mainly due to the proceeds from issuance of ordinary shares of HK$2.1 million and the advances from related parties of HK$0.7 million.

Management is actively managing its outstanding accounts receivable and accounts payable to make sure that the Company has adequate funding for its operation.

Bank borrowings

As of June 30, 2025 and 2024, the Company had a revolving bank loan of HK$11 million from Bank of China (Hong Kong) Limited. This loan carried an interest of 2.25% below Hong Kong prime rate and was collateralized by the Company’s office premises located in Hong Kong; a Hong Kong property jointly owned by Mr. Li and his spouse and a personal guarantee from Mr. Li. If such personal guarantee were to be withdrawn and no alternative credit support were obtained, the lender may require the Company to provide substitute collateral, amend the loan terms or repay the loan, which could affect the Company's liquidity.

Capital Expenditures

The Company had capital expenditures of HK$214,000 and HK$37,000 for the six months ended June 30, 2025 and 2024, respectively. Our capital expenditures were mainly for office equipment. Management intends to fund future capital expenditures from working capital, bank borrowings, lease financing and other financings. The Company will continue to make capital expenditures as appropriate to support its business growth.

Exhibits Index

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2024 and June 30, 2025 and for the Six Months Ended June 30, 2024 and June 30, 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 29, 2025	FENBO HOLDINGS LIMITED

/s/ Huang Hongwu
Huang Hongwu
Chief Executive Officer, Chairman and Director